UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-621

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Sovereign Legacy Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

100 Gray Fox Run
(No. and Street)

(City)	(State)	(Zip Code)
Pinehurst	NC	28374

PERSON TO CONTACT WITH REGARD TO THIS FILING

(Name)	(Area Code – Telephone Number)	(Email Address)
Jacqueline M. Westbrook	910-692-8271	jwestbrookelegacy@gmail.com

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Rubio CPA P.C.
(Name – if individual, state last, first, and middle name)

(Address)	(City)	(State)	(Zip Code)
3500 Lenox Rd NE, Ste 1500	Atlanta	GA	30326

(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)
05/05/2009	3514

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jacqueline M/ Westbrooke _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Sovereign Legacy Securities, Inc. _____, as of 12/31 _____, 2 025 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _Jacqueline K_____

Title:
President _____

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

SOVEREIGN LEGACY SECURITIES, INC.

FINANCIAL STATEMENTS

For the Year Ended December 31, 2025
With
Report of Independent Registered
Public Accounting Firm

SOVEREIGN LEGACY SECURITIES, INC.
Table of Contents
December 31, 2025

	Page
Facing Page	1
Oath or Affirmation	2
Report of Independent Registered Public Accounting Firm	3-4

Financial Statements:

Statement of Financial Condition	5
Statement of Operations	6
Statement of Changes in Stockholders' Equity	7
Statement of Cash Flows	8
Notes to Financial Statements	9-12

Supplemental Information:

Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	13
Schedule II – Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	14
Schedule III – Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	15
Report of Independent Registered Public Accounting Firm on Exemption Report	16
Exemption Report	17

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

3500 Lenox Road NE
Suite 1500
Atlanta, GA 30326
770-690-8995

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
Sovereign Legacy Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Sovereign Legacy Securities, Inc. (the "Company") as of December 31, 2025, the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented

in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2026.

April 30, 2026
Atlanta, Georgia

Rubio CPA, PC
Rubio CPA, PC

SOVEREIGN LEGACY SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
As of December 31, 2025

ASSETS

Cash	$	20,265
Accounts receivable		7,407
Certificate of deposit		6,666
Prepaid expenses		5,166
Property and equipment, net of accumulated depreciation of $78,074		1,963
Total assets	$	41,467

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:

Accounts payable and accrued expenses	$	11,784
Commissions payable		1,283
Total liabilities		13,067

Stockholders' Equity:

Common stock, $1 par value, 200 shares authorized, 200 issued and outstanding	200
Paid in capital	113,811
Accumulated deficit	(85,611)
Total stockholders' equity	28,400

Total liabilities and stockholders' equity	$	41,467

The accompanying notes are an integral part of these financial statements.

SOVEREIGN LEGACY SECURITIES, INC.
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2025

Revenues:		
Mutual Fund Fees	$	77,580
Commissions		41,146
Interest		512
Total revenues		119,238
Expenses:		
Commissions, compensation and benefits		82,265
Professional fees		8,709
Other		9,293
Total expenses		100,267
Net income before taxes		18,971
Income tax expense		-
Net income	$	18,971

The accompanying notes are an integral part of these financial statements.

SOVEREIGN LEGACY SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2025

	Number of Shares		Common Stock		Additional Paid-In Capital		Accumulated Deficit		Total
Balance at December 31, 2024	200	$	200	$	113,811	$	(92,078)	$	21,933
Adjustment to recognize revenue in prior year							2,496		2,496
Dividends							(15,000)		(15,000)
Net income							18,971		18,971
Balance at December 31, 2025	200	$	200	$	113,811	$	(85,611)	$	28,400

The accompanying notes are an integral part of these financial statements.

SOVEREIGN LEGACY SECURITIES, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2025

Cash flows from operating activities:		
Net income	$	18,971
Items which do not affect cash:		
Adjustment to recognize revenue in prior year		2,496
Adjustments to reconcile net income to net		
cash provided by operating activities:		
Decrease (increase) in:		
Certificate of deposit		17,480
Accounts receivable		3,341
Prepaid expenses		(2,374)
Increase (decrease) in:		
Accounts payable and accrued expenses		(10,761)
Net cash provided by operating activities		29,153
Cash flows from investing activities:		
Purchase of property		(1,963)
Net cash used by investing activities		(1,963)
Cash flows from financing activities:		
Dividends		(15,000)
Net cash used by financing activities		(15,000)
Net increase in cash		12,190
Cash, beginning of year		8,075
Cash, end of year	$	20,265

The accompanying notes are an integral part of these financial statements.

Note 1 – Organization and Summary of Significant Accounting Policies

Organization

Sovereign Legacy Securities, Inc. (the "Company") is a corporation organized under the laws of the state of New York since March 31, 1954. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company's primary business is the brokerage of insurance and mutual funds for customers located throughout the United States.

Accounts Receivable

Accounts receivable are amounts due from mutual funds and various other investment companies and are unsecured. Accounts receivable are carried at their estimated collectible amounts. No provision for credit losses on accounts receivable exists based on past experience combined with current information from mutual funds and various other investment companies.

Revenue Recognition

Revenue from contracts with customers includes commission and concession income. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company receives commissions and concessions from its sale of annuities and mutual funds that are paid upfront, over time, upon the investor's exit from the investment (that is, a contingent deferred sales charge, as applicable), or as a combination thereof. The Company believes its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the investment at future points in time and/or the length of time the investor remains in the investment, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the investment and/or the investor activities are known, which are usually quarterly or monthly.

SOVEREIGN LEGACY SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2025

Note 1 – Organization and Summary of Significant Accounting Policies (continued)

Income Taxes

Deferred income tax assets and liabilities arise from operating loss carry forwards, other carry forwards and temporary differences between the tax basis of an asset or liability and its reported amount in the financial statements. In addition to future tax benefits from carry forwards, deferred tax balances are determined by applying the enacted tax rate for future periods for differences between the financial statement amounts and the tax basis of assets and liabilities.

Under the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. The Company has evaluated each of its tax positions and has determined that no provision or liability for uncertain tax positions is necessary.

Cash

The Company maintains its bank account in a high credit quality financial institution. The balance at times may exceed federally insured limits.

Use of Estimates

Presentation of the financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Note 2 – Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including brokerage of insurance and mutual funds. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income or loss to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 4), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

Note 3 – Contingencies

The Company is subject to customer claims and litigation in the normal course of business. The Company has no litigation in progress at December 31, 2025.

As a registered broker-dealer, the Company is required to maintain a fidelity bond policy with minimum coverage amounts. Fidelity bond coverage was not maintained throughout the year ended December 31, 2025, however was reinstated effective March 1, 2026. The Company believes that there was no activity during the period without coverage that would cause a loss to the Company.

Note 4 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and also requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. On December 31, 2025, the Company had net capital of $13,839, which was $8,839 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.9442 to 1.0000.

Note 5 – Subsequent Events

The Company evaluated subsequent events through the date the financial statements were issued.

Note 6 – Certificate of Deposit

At December 31, 2025, the Company held a certificate of deposit with a financial institution. The certificate bears interest at a fixed rate of 3.44% per annum and matures on May 29, 2026.

Interest income related to the certificate of deposit is recognized on an accrual basis and is included in interest income within the accompanying statement of operations.

The certificate of deposit is carried at amortized cost plus accrued interest, which approximates fair value due to its short-term nature, fixed interest rate, and remaining maturity. The certificate of deposit is subject to credit risk; however, the Company believes this risk to be minimal as the deposit is held with a high credit quality financial institution.

Note 7 - Income Taxes

The provision for income taxes is summarized as follows:

Current income tax expense	$ -
Deferred income tax benefits	-
Income tax expense	$ -

Note 7 - Income Taxes (continued)

Income tax expense differs from the amount determined by applying the statutory income tax rate to pretax income primarily due to the realization of approximately $18,176 of net operating loss carryforwards.

Deferred income taxes are recognized for temporary differences between the basis of assets and liabilities for financial and income tax purposes.

Significant components of deferred tax assets are as follows:

Deferred tax assets arising from	
net operating loss carryforward	$ 14,900
Deferred tax valuation allowance	(14,900)
Net deferred tax asset	$ -

As of December 31, 2025, the Company has a net operating loss carryforward for income tax purposes that may be used to reduce taxable income of future years of approximately $64,600. The deferred tax asset arising from the net operating loss carryforward of approximately $14,900 at December 31, 2025 has been fully reserved as there is less than a 50% chance of it being realized.

Note 8 – Related Party Transaction

The Company operates from office space provided by a majority owner of the Company at no cost to the Company.

Financial position and results of operations would differ from the amounts in the accompanying financial statements if this related party transaction did not exist.

SOVEREIGN LEGACY SECURITIES, INC.
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2025

Stockholders' equity	$	28,400
Deduction for non-allowable assets		(14,536)
Net capital before haircuts		13,864
Haircuts		(25)
Net capital	$	13,839
Aggregate indebtedness:		
Total liabilities from Statement of Financial Condition	$	13,067
Computation of basic net capital requirement:		
Minimum net capital required (greater of 6 2/3% of aggregate indebtedness or $5,000)	$	5,000
Excess net capital	$	8,839
Ratio of aggregate indebtedness to net capital		0.9442 to 1.0000

Reconciliation with Company's Computation of Net Capital Included in Part IIA of Form X-17A-5 as of December 31, 2025:

There is no material difference between net capital as reported above and net capital as reported in the Company's Part IIA of Form X-17A-5 as of December 31, 2025, as amended.

SOVEREIGN LEGACY SECURITIES, INC.
SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2025

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(1) of the rule.

SOVEREIGN LEGACY SECURITIES, INC.
SCHEDULE III - INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2025

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(1) of the rule.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

3500 Lenox Road NE
Suite 1500
Atlanta, GA 30326
770-690-8995

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
Sovereign Legacy Securities, Inc.

We have reviewed management's statements included in the accompanying Broker Dealers Annual Exemption Report in which (1) Sovereign Legacy Securities, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Sovereign Legacy Securities, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(1) (the "exemption provisions"); and, (2) Sovereign Legacy Securities, Inc. stated that Sovereign Legacy Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Sovereign Legacy Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Sovereign Legacy Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

April 30, 2026
Atlanta, GA

Rubio CPA, PC
Rubio CPA, PC

SOVEREIGN LEGACY SECURITIES, INC.
EXEMPTION REPORT
YEAR ENDED DECEMBER 31, 2025

Sovereign Legacy Securities, Inc. (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R §240.17a-5. "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R §15c3-3 under the following provisions of 17 C.F.R §240.15c3-3: (k)(1)

2. The Company met the identified exemption provisions in 17 C.F.R §240.15c3-3 (k)(1) throughout the most recent fiscal year ended December 31, 2025, without exception

I affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

Jacqueline M. Westbrook
President
Sovereign Legacy Securities, Inc.
April 23, 2026